NABRIVA THERAPEUTICS PLC

56 Fitzwilliam Square

Dublin 2, Ireland

May 12, 2017

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Mail Stop 3010

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Nabriva Therapeutics plc
Registration Statement on Form S-4
Filed April 14, 2017
File No. 333-217315

Dear Ms. Hayes:

This letter is submitted on behalf of Nabriva Therapeutics plc (“Nabriva Ireland,” the “Company,” “we,” “us” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”), as set forth in your letter dated May 5, 2017 (the “Comment Letter”). Terms not defined herein shall have the meaning ascribed to them in the Registration Statement.

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.

General

1.                                      Please provide us your legal analysis of the applicability of Rule 13e-3 to the exchange offers and the Squeeze-Out Process.

Response: We do not believe that the proposed Exchange Offer constitutes a going private transaction subject to Rule 13e-3(a)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose and intended effect of the transaction (“Redomiciliation Transaction”) is to establish a new publicly traded Irish holding company for the Nabriva Group. As disclosed in the Registration Statement, the Redomiciliation Transaction will be effected by way of the exchange of Nabriva AG Common Shares and Nabriva AG ADSs for Nabriva Ireland Shares. Once the Redomiciliation Transaction is completed, Nabriva Ireland will become the new parent company of

Nabriva AG, which is currently the ultimate parent company of the Nabriva Group, while Nabriva AG, the current ultimate parent company, will become a subsidiary of Nabriva Ireland. The Nabriva Ireland Shares are expected to be registered under the Exchange Act (by operation of Rule 12g-3(a) under the Exchange Act) and listed for trading on the NASDAQ Global Select Market in the form of ordinary shares. The Exchange Offer is conditional on the NASDAQ listing of the Nabriva Ireland Shares, and the exchange ratio (one Nabriva AG Common Share for ten Nabriva Ireland Shares and one Nabriva AG ADS for one Nabriva Ireland Share) is designed to allow the existing holders of Nabriva AG Common Shares and Nabriva AG ADSs to maintain their investment in the Nabriva Group in the same proportions as prior to the Exchange Offer.

Pursuant to Rule 13e-3(a)(3), a “Rule 13e-3 transaction” is “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.” Rule 13e-3(a)(3)(i)(B) provides that one of the referenced transactions is a “tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer,”—this arguably includes the Exchange Offer because the equity securities of Nabriva AG are being recapitalized into equity securities of Nabriva Ireland, with certain limited different characteristics. However, such a transaction must have a reasonable likelihood of producing one of the effects set forth in Rule 13e-3(a)(3)(ii): either (i) causing any class of equity securities subjection to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-b or (ii) causing any class of equity securities listed on a national securities exchange to not be listed on any national securities exchange.

The Commission has recognized that certain transactions will not have the effects enumerated by Rule 13e-3(a)(3)(ii) and, accordingly, has provided exemptions from the rule, including the exemption set forth in Rule 13e-3(g)(2). This exemption applies to any Rule 13e-3 transaction in which security holders “are offered or receive only an equity security,” provided that three conditions are met: (i) the offered equity security has substantially the same rights as the subject equity security, including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock); (ii) the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and (iii) if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted. Each of these three conditions will be met in the Redomiciliation Transaction. Specifically, the holders of the Nabriva AG Common Shares and the holders of the Nabriva AG ADSs will receive the Nabriva Ireland Shares. The comparative rights of the Nabriva AG Common Shares are explained in detail in the “Comparative Rights” section of the Registration Statement. In addition, the Nabriva Ireland Shares will be registered under the Exchange Act and listed on NASDAQ Global Select Market as was the case with the Nabriva AG ADSs.

Moreover, the Redomiciliation Transaction will not cause any of the harms against which Rule 13e-3 was intended to protect. In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the Commission stated that “the practice of issuers ... engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of the protections under federal securities laws, and further efforts by the issuer or affiliate to eliminate their equity interest.

As explained below, we do not believe that the Redomiciliation Transaction will give rise to any of the adverse consequences noted above by the Commission. The market for the Nabriva Ireland Shares after the Redomiciliation Transaction will be the same as the market for the Nabriva AG ADSs. The Nabriva AG ADSs are currently traded on the NASDAQ Global Select Market, and, albeit in a different form as ordinary shares of Nabriva Ireland, will continue to be traded on the NASDAQ Global Select Market after the Redomiciliation Transaction under the same ticker symbol. The exchange ratio (one Nabriva AG Common Share for ten Nabriva Ireland Shares and one Nabriva AG ADS for one Nabriva Ireland Share) is designed to allow the existing holders of Nabriva AG Common Shares and Nabriva AG ADSs to maintain their investment in the Nabriva Group in the same proportions as prior to the Exchange Offer. Thus, an illiquid trading market is not going to occur as a result of the Redomiciliation Transaction. In fact, one of the potential benefits of a change is that certain investor groups may more favorably view the Nabriva Ireland Shares as an investment alternative, thereby enhancing the liquidity of the issuer’s securities. Following consummation of the Redomiciliation Transaction, the holders of the Nabriva AG Shares and the Nabriva AG ADSs who tender into the Exchange Offer will own equity interests in Nabriva Ireland, a registered public company that is subject to the Exchange Act’s reporting obligations. As discussed above, the exchange ratio (one Nabriva AG Common Share for ten Nabriva Ireland Shares and one Nabriva AG ADS for one Nabriva Ireland Share) is designed to allow the existing holders of Nabriva AG Common Shares and Nabriva AG ADSs to maintain their investment in the Nabriva Group in the same proportions as prior to the Exchange Offer, with no dilution of their economic rights in the securities. Accordingly, the rationale set forth by the Commission for adopting Rule 13e-3 indicates that the rule was intended to protect public unitholders against coercive actions of an issuer and/or its affiliates that would strip unaffiliated unitholders of their securities or otherwise leave unaffiliated unitholders with illiquid securities that no longer benefited from the same level of protection under the federal securities laws. In the Redomiciliation Transaction, however, the holders of the Nabriva AG Common Shares and the Nabriva AG ADSs will continue to have all of the protections under the federal securities laws and hold securities listed on the NASDAQ Global Select Market, with potentially meaningful greater liquidity.

Therefore, in addition to the fact that the Redomiciliation Transaction does not have any of the effects enumerated by Rule 13e-3(a)(3)(ii), we also believe that the Rule 13e-3(g)(2) exception is applicable to the Redomiciliation Transaction.

2.                                      We note that you are planning to conduct the U.S. Offer and the Ex-U.S. Offer. Given that you are not a foreign private issuer and may not rely on the provisions of Rule 14d-1(d), it does not appear that your offers comply with Rules 14d-10(a)(1) and 14e-5. Please revise the offer structure.

Response: The Registration Statement has been revised to redact all references to the U.S. Offer and the Ex-U.S. Offer and the cover page has been revised to reflect that the Company is not relying on the provisions of Rule 14d-1(d). In addition, the Registration Statement has been revised to reflect that, consistent with Rules 14d-10(a)(1) and 14e-5, there is only one Exchange Offer, which is open to all security holders of the class of securities subject to the tender offer and the Company is not undertaking any prohibited purchases outside of the Exchange Offer. The Company also hereby confirms that the Exchange Offer, as revised, is consistent with applicable Austrian corporate laws.

Questions and Answers About the Transaction, page 1

3.                                      We note on page 8 that you may take up to 5 business days to issue the Nabriva Ireland securities. Tell us how this would comply with the prompt payment requirements of Rule 14e-1(c).

Response: The disclosure appearing on page 8 of the Registration Statement has been revised in response to the Staff’s comment.

Extensions, Amendments and Termination of Exchange Offer, page 45

4.                                      Please revise this section to ensure that your disclosure complies with Rule 14e-1(d).

Response: The disclosure appearing on page 45 of the Registration Statement has been revised in response to the Staff’s comment.

Withdrawal Rights, page 49

5.                                      Please describe the withdrawal rights provided by Section 14(d)(5) of the Exchange Act.

Response: The disclosure appearing on page 50 of the Registration Statement has been revised in response to the Staff’s comment.

Interests of Certain Persons in the Exchange Offer, page 92

6.                                      Revise this section to disclose the names of the Nabriva AG shareholders who may support the offer by entering into contractual agreements and the number of shares subject to these agreements.

Response: The disclosure appearing on page 93 of the Registration Statement has been revised in response to the Staff’s comment.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Andrew Gilbert, Esq., of DLA Piper LLP (US), counsel to the Company at (973) 520-2553.

Sincerely,

/s/ Colin Broom
Colin Broom
Chief Executive Officer

cc:	Andrew Gilbert, Esq., DLA Piper LLP (US)
Fax: (973) 520-2573

Scott A. Cowan, Esq., DLA Piper LLP (US)
Fax: (973) 520-2574

Sanjay M. Shirodkar, Esq., DLA Piper LLP (US)
Fax: (410) 580.3184